Exhibit 21

Subsidiaries of Registrant	Jurisdiction

MFA Securities Holdings LLC	Delaware
MFA Securitization Holdings LLC	Delaware
MFResidential Assets I, LLC	Delaware
MFResidential Assets Holding Corp.	Delaware
MFA Kittiwake Investments Ltd.	Cayman Islands